SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                              Amendment No. 2

                     VALERO NATURAL GAS PARTNERS, L.P.
                             (Name of Issuer)

                 Common Units of Limited Partner Interests
                      (Title of Class of Securities)

                                918906 20 7
                              (CUSIP Number)

Rand C. Schmidt, Esq., 530 McCullough Avenue, San Antonio, Texas
78215 (210) 246-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                               May 31, 1994
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box   .

Check the following box if a fee is being paid with this statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 918906 20 7          13D

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    Valero Energy Corporation
    74-1244795

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
    (a)
    (b)  X

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)
    00

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7   SOLE VOTING POWER
    None

8   SHARED VOTING POWER
    18,486,538 Common Units (see Item 5)

9   SOLE DISPOSITIVE POWER
    None

10  SHARED DISPOSITIVE POWER
    18,486,538 Common Units (see Item 5)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    18,486,538 Common Units

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    100%

14  TYPE OF REPORTING PERSON (See Instructions)
    HC; CO

CUSIP No. 918906 20 7          13D

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    Valero Natural Gas Company
    74-2231209

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
    (a)
    (b)  X

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)
    00

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7   SOLE VOTING POWER
    None

8   SHARED VOTING POWER
    18,448,457 Common Units (see Item 5)

9   SOLE DISPOSITIVE POWER
    None

10  SHARED DISPOSITIVE POWER
    18,448,457 Common Units (see Item 5)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    18,448,457 Common Units

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    99.8%

14  TYPE OF REPORTING PERSON (See Instructions)
    HC; CO

CUSIP No. 918906 20 7          13D

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    VNGC Holding Company
    (I.R.S. No. Applied For)

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
    (a)
    (b)  X

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)
    00

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7   SOLE VOTING POWER
    None

8   SHARED VOTING POWER
    18,448,457 Common Units (see Item 5)

9   SOLE DISPOSITIVE POWER
    None

10  SHARED DISPOSITIVE POWER
    18,448,457 Common Units (see Item 5)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    18,448,457 Common Units

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    99.8%

14  TYPE OF REPORTING PERSON (See Instructions)
    HC; CO

CUSIP No. 918906 20 7          13D

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    VT Company
    74-1405171

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
    (a)
    (b)  X

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)
    00

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7   SOLE VOTING POWER
    None

8   SHARED VOTING POWER
    7,374,282 Common Units (see Item 5)

9   SOLE DISPOSITIVE POWER
    None

10  SHARED DISPOSITIVE POWER
    7,374,282 Common Units (see Item 5)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    7,374,282 Common Units

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    39.9%

14  TYPE OF REPORTING PERSON (See Instructions)
    CO

CUSIP No. 918906 20 7          13D

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    VM Company
    74-2068286

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
    (a)
    (b)  X

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)
    00

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7   SOLE VOTING POWER
    None

8   SHARED VOTING POWER
    510,970 Common Units (see Item 5)

9   SOLE DISPOSITIVE POWER
    None

10  SHARED DISPOSITIVE POWER
    510,970 Common Units (see Item 5)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    510,970 Common Units

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    2.8%

14  TYPE OF REPORTING PERSON (See Instructions)
    CO

CUSIP No. 918906 20 7          13D

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    VH Company
    74-2068282

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
    (a)
    (b)  X

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)
    00

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7   SOLE VOTING POWER
    None

8   SHARED VOTING POWER
    412,626 Common Units (see Item  5)

9   SOLE DISPOSITIVE POWER
    None

10  SHARED DISPOSITIVE POWER
    412,626 Common Units (see Item 5)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    412,626 Common Units

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    2.2%

14  TYPE OF REPORTING PERSON (See Instructions)
    CO

CUSIP No. 918906 20 7          13D

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    Rio Pipeline Company
    74-2452447

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
    (a)
    (b)  X

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)
    00

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7   SOLE VOTING POWER
    None

8   SHARED VOTING POWER
    214,051 Common Units (see Item 5)

9   SOLE DISPOSITIVE POWER
    None

10  SHARED DISPOSITIVE POWER
    214,051 Common Units (see Item 5)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    214,051 Common Units

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    1.2%

14  TYPE OF REPORTING PERSON (See Instructions)
    CO

CUSIP No. 918906 20 7          13D

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    Val Gas Company
    74-2098986

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
    (a)
    (b)  X

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)
    00

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7   SOLE VOTING POWER
    None

8   SHARED VOTING POWER
    117,965 Common Units (see Item 5)

9   SOLE DISPOSITIVE POWER
    None

10  SHARED DISPOSITIVE POWER
    117,965 Common Units (see Item 5)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    117,965 Common Units

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.6 %

14  TYPE OF REPORTING PERSON (See Instructions)
    CO

CUSIP No. 918906 20 7          13D

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    Valero Management Company
    74-2068275

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
    (a)
    (b)  X

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)
    00

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

NUMBER OF SHARES BENEFICIALLY WNED BY EACH REPORTING PERSON WITH

7   SOLE VOTING POWER
    None

8   SHARED VOTING POWER
    38,081 Common Units (see Item 5)

9   SOLE DISPOSITIVE POWER
    None

10  SHARED DISPOSITIVE POWER
    38,081 Common Units (see Item 5)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    38,081 Common Units

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.2%

14  TYPE OF REPORTING PERSON (See Instructions)
    CO

CUSIP No. 918906 20 7          13D

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    Reata Industrial Gas Company
    74-2205853

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
    (a)
    (b)  X

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)
    00

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7   SOLE VOTING POWER
    None

8   SHARED VOTING POWER
    42,552 Common Units (see Item 5)

9   SOLE DISPOSITIVE POWER
    None

10  SHARED DISPOSITIVE POWER
    42,552 Common Units (see Item 5)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    42,552 Common Units

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.2%

14  TYPE OF REPORTING PERSON (See Instructions)
    CO

CUSIP No. 918906 20 7          13D

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    Valero Gathering Company
    74-2068301

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
    (a)
    (b)  X

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)
    00

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(D) OR 2(E)

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7   SOLE VOTING POWER
    None

8   SHARED VOTING POWER
    25,210 Common Units (see Item 5)

9   SOLE DISPOSITIVE POWER
    None

10  SHARED DISPOSITIVE POWER
    25,210 Common Units (see Item 5)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    25,210 Common Units

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.1%

14  TYPE OF REPORTING PERSON (See Instructions)
    CO

CUSIP No. 918906 20 7          13D

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    VLDC Company
    74-2381456

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
    (a)
    (b)  X

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)
    00

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7   SOLE VOTING POWER
    None

8   SHARED VOTING POWER
    15,126 Common Units (see Item 5)

9   SOLE DISPOSITIVE POWER
    None

10  SHARED DISPOSITIVE POWER
    15,126 Common Units (see Item 5)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    15,126 Common Units

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.1%

14  TYPE OF REPORTING PERSON (See Instructions)
    CO

CUSIP No. 918906 20 7          13D

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    V.H.C. Pipeline Company
    74-2301725

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
    (a)
    (b)  X

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)
    00

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7   SOLE VOTING POWER
    None

8   SHARED VOTING POWER
    14,476 Common Units (see Item 5)

9   SOLE DISPOSITIVE POWER
    None

10  SHARED DISPOSITIVE POWER
    14,476 Common Units (see Item 5)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    14,476 Common Units

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.1%

14  TYPE OF REPORTING PERSON (See Instructions)
    CO

CUSIP No. 918906 20 7          13D

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    Valero Industrial Gas Company
    74-2289917

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
    (a)
    (b)  X

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)
    00

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7   SOLE VOTING POWER
    None

8   SHARED VOTING POWER
    9,280 Common Units (see Item 5)

9   SOLE DISPOSITIVE POWER
    None

10  SHARED DISPOSITIVE POWER
    9,280 Common Units (see Item 5)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    9,280 Common Units

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.1%

14  TYPE OF REPORTING PERSON (See Instructions)
    CO

                      Amendment No. 2 to Schedule 13D

     This Amendment No. 2 to the Schedule 13D dated October 16, 1993 (the "Schedule 13D") is filed to reflect information required pursuant to Rule 13d-2 of the Securities and Exchange Act of 1934, as amended. All capitalized terms not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 2.        Identity and Background

     The information appearing under "Item 2. Identity and Background" is amended in its entirety as follows:

     "This statement is being filed by the corporations identified below:



(1)   Name:                                Valero Energy Corporation
      State of Organization:               Delaware
      Principal Business:                  Holding Company
      Address of Principal Business:       530 McCullough Avenue
                                           San Antonio, TX  78215
      Address of Principal Office:         530 McCullough Avenue
                                           San Antonio, TX  78215

(2)   Name:                                Valero Natural Gas Company
      State of Organization:               Delaware
      Principal Business:                  Holding Company
      Address of Principal Business:       530 McCullough Avenue
                                           San Antonio, TX  78215
      Address of Principal Office:         530 McCullough Avenue
                                           San Antonio, TX  78215

(3)   Name:                                VT Company
      State of Organization:               Delaware
      Principal Business:                  Investment Holding Company
      Address of Principal Business:       c/o Delaware Corporate Management
                                           1105 N. Market Street, Suite 1300
                                           Wilmington, DE  19890
      Address of Principal Office:         c/o Delaware Corporate Management
                                           1105 N. Market Street, Suite 1300
                                           Wilmington, DE  19890

(4)   Name:                                VH Company
      State of Organization:               Delaware
      Principal Business:                  Investment Holding Company
      Address of Principal Business:       c/o Delaware Corporate Management
                                           1105 N. Market Street, Suite 1300
                                           Wilmington, DE  19890
      Address of Principal Office:         c/o Delaware Corporate Management
                                           1105 N. Market Street, Suite 1300
                                           Wilmington, DE  19890

(5)   Name:                                VM Company
      State of Organization:               Delaware
      Principal Business:                  Investment Holding Company
      Address of Principal Business:       c/o Delaware Corporate Management
                                           1105 N. Market Street, Suite 1300
                                           Wilmington, DE  19890
      Address of Principal Office:         c/o Delaware Corporate Management
                                           1105 N. Market Street, Suite 1300
                                           Wilmington, DE  19890

(6)   Name:                                Valero Industrial Gas Company
      State of Organization:               Delaware
      Principal Business:                  General Partner, Valero Industrial Gas, L.P.
      Address of Principal Business:       530 McCullough Avenue
                                           San Antonio, TX  78215
      Address of Principal Office:         530 McCullough Avenue
                                           San Antonio, TX  78215

(7)   Name:                                V.H.C. Pipeline Company
      State of Organization:               Delaware
      Principal Business:                  General Partner, V.H.C. Pipeline, L.P.
      Address of Principal Business:       530 McCullough Avenue
                                           San Antonio, TX  78215
      Address of Principal Office:         530 McCullough Avenue
                                           San Antonio, TX  78215

(8)   Name:                                Valero Gas Marketing Company
      State of Organization:               Delaware
      Principal Business:                  General Partner, Valero Gas Marketing, L.P.
      Address of Principal Business:       530 McCullough Avenue
                                           San Antonio, TX  78215
      Address of Principal Office:         530 McCullough Avenue
                                           San Antonio, TX  78215

(9)   Name:                                Valero Gathering Company
      State of Organization:               Delaware
      Principal Business:                  General Partner, Valero Gathering, L.P.
      Address of Principal Business:       530 McCullough Avenue
                                           San Antonio, TX  78215
      Address of Principal Office:         530 McCullough Avenue
                                           San Antonio, TX  78215

(10)  Name:                                Reata Industrial Gas Company
      State of Organization:               Delaware
      Principal Business:                  General Partner, Reata Industrial Gas, L.P.
                                             and Rivercity Gas, L.P.
      Address of Principal Business:       530 McCullough Avenue
                                           San Antonio, TX  78215
      Address of Principal Office:         530 McCullough Avenue
                                           San Antonio, TX  78215

(11)  Name:                                Rio Pipeline Company
      State of Organization:               Delaware
      Principal Business:                  General Partner, Rio Pipeline, L.P.
      Address of Principal Business:       530 McCullough Avenue
                                           San Antonio, TX  78215
      Address of Principal Office:         530 McCullough Avenue
                                           San Antonio, TX  78215

(12)  Name:                                VLDC Company
      State of Organization:               Delaware
      Principal Business:                  General Partner, VLDC, L.P.
      Address of Principal Business:       530 McCullough Avenue
                                           San Antonio, TX  78215
      Address of Principal Office:         530 McCullough Avenue
                                           San Antonio, TX  78215

(13)  Name:                                Val Gas Company
      State of Organization:               Delaware
      Principal Business:                  General Partner, Val Gas, L.P.
      Address of Principal Business:       530 McCullough Avenue
                                           San Antonio, TX  78215
      Address of Principal Office:         530 McCullough Avenue
                                           San Antonio, TX  78215

(14)  Name:                                Valero Management Company
      State of Organization:               Delaware
      Principal Business:                  Management Services
      Address of Principal Business:       530 McCullough Avenue
                                           San Antonio, TX  78215
      Address of Principal Office:         530 McCullough Avenue
                                           San Antonio, TX  78215

(15)  Name:                                VNGC Holding Company
      State of Organization:               Delaware
      Principal Business:                  Holding Company
      Address of Principal Business:       530 McCullough Avenue
                                           San Antonio, TX  78215
      Address of Principal Office:         530 McCullough Avenue
                                           San Antonio, TX  78215


     "The following natural persons are executive officers and/or directors of one or more of the corporations named above. The number(s) in parenthesis appearing next to the name of each such person corresponds to the number appearing in parenthesis prior to the name of each corporation and indicates the corporation(s) of which such person is an officer and/or director:

Name:                                     Edward C. Benninger
                                          (1)(2)(6)(7)(8)(9)(10)(11)(12)(13)(15)
Business Address:                         1200 Smith, Suite 900
                                          Houston, TX  77002-4396
Present Principal Occupation:             Executive Vice President, Valero Energy Corporation
Citizenship:                              United States

Name:                                     Ronald K. Calgaard (2)
Business Address:                         715 Stadium Drive
                                          San Antonio, TX  78284
Present Principal Occupation:             President, Trinity University
Citizenship:                              United States

Name:                                     Terrence E. Ciliske (6)(8)(10)(12)(13)
Business Address:                         1200 Smith, Suite 900
                                          Houston, TX  77002-4396
Present Principal Occupation:             Senior Vice President, Valero Gas Marketing Company
Citizenship:                              United States

Name:                                     Tom L. Cook (14)
Business Address:                         1200 Smith, Suite 900
                                          Houston, TX  77002-4396
Present Principal Occupation:             Senior Vice President, Valero Management Company
Citizenship:                              United States

Name:                                     C. Douglas Cooper (14)
Business Address:                         530 McCullough Avenue
                                          San Antonio, TX  78215
Present Principal Occupation:             Vice President, Valero Management Company
Citizenship:                              United States

Name:                                     Luis A. de la Garza (14)
Business Address:                         530 McCullough Avenue
                                          San Antonio, TX  78215
Present Principal Occupation:             Vice President Corporate Relations, Valero Management Company
Citizenship:                              United States

Name:                                     Robert G. Dettmer (1)
Business Address:                         700 Anderson Hill Road
                                          Purchase, NY  10577
Present Principal Occupation:             Executive Vice President and Chief Financial Officer, Pepsico, Inc.
Citizenship:                              United States

Name:                                     A. Ray Dudley (1)
Business Address:                         530 McCullough Avenue
                                          San Antonio, TX  78215
Present Principal Occupation:             Retired
Citizenship:                              United States

Name:                                     John W. Ehlers (7)(9)(11)
Business Address:                         530 McCullough Avenue
                                          San Antonio, TX  78215
Present Principal Occupation:             President and Chief Operating Officer
                                          Valero Hydrocarbons Company
Citizenship:                              United States

Name:                                     Ruben M. Escobedo (2)
Business Address:                         924 McCullough Avenue
                                          San Antonio, TX  78215
Present Principal Occupation:             Certified Public Accountant
Citizenship:                              United States

Name:                                     Peter A. Fasullo (7)(8)(10)
Business Address:                         1200 Smith, Suite 900
                                          Houston, TX  77002-4396
Present Principal Occupation:             Senior Vice President, Valero Hydrocarbons Company
Citizenship:                              United States

Name:                                     Steven E. Fry (1)(2)(14)
Business Address:                         530 McCullough Avenue
                                          San Antonio, TX  78215
Present Principal Occupation:             Vice President Administration, Valero Energy Corporation
Citizenship:                              United States

Name:                                     Jerry J. Fulton (14)
Business Address:                         530 McCullough Avenue
                                          San Antonio, TX  78215
Present Principal Occupation:             Vice President, Valero Management Company
Citizenship:                              United States

Name:                                     William E. Greehey (1)(2)(14)(15)
Business Address:                         530 McCullough Avenue
                                          San Antonio, TX  78215
Present Principal Occupation:             Chairman of the Board and Chief Executive Officer,
                                          Valero Energy Corporation
Citizenship:                              United States

Name:                                     James A. Greenwood (3)(4)(5)
Business Address:                         1350 I Street N.W., Suite 1240
                                          Washington, DC  20005-3305
Present Principal Occupation:             President and Treasurer, VT Company
Citizenship:                              United States

Name:                                     Gary E. Harris (6)(8)(10)(12)(13)
Business Address:                         530 McCullough Avenue
                                          San Antonio, TX  78215
Present Principal Occupation:             Vice President, Valero Gas Marketing Company
Citizenship:                              United States

Name:                                     Denison H. Hatch, Jr. (3)(4)(5)
Business Address:                         Morris, Nichols, Arsht & Tunnel
                                          1201 North Market Street
                                          Wilmington, DE  19899
Present Principal Occupation:             Attorney, Morris, Nichols, Arsht & Tunnell
Citizenship:                              United States

Name:                                     Don M. Heep (1)(2)(6)(7)(8)(9)(10)(11)(12)(13)(14)(15)
Business Address:                         530 McCullough Avenue
                                          San Antonio, TX  78215
Present Principal Occupation:             Senior Vice President and Chief Financial Officer, Valero Energy Corporation
Citizenship:                              United States

Name:                                     James L. (Rocky) Johnson (1)
Business Address:                         530 McCullough Avenue
                                          San Antonio, TX  78215
Present Principal Occupation:             Chairman Emeritus, GTE Corporation
Citizenship:                              United States

Name:                                     John H. Krueger (14)
Business Address:                         530 McCullough Avenue
                                          San Antonio, TX  78215
Present Principal Occupation:             Controller, Valero Energy Corporation
Citizenship:                              United States

Name:                                     Leroy O. Lamprecht (6)(10)(12)(13)
Business Address:                         530 McCullough Avenue
                                          San Antonio, TX  78215
Present Principal Occupation:             Vice President, Reata Industrial Gas Company
Citizenship:                              United States

Name:                                     William N. Latham (14)
Business Address:                         530 McCullough Avenue
                                          San Antonio, TX  78215
Present Principal Occupation:             Vice President, Valero Management Company
Citizenship:                              United States

Name:                                     Lowell H. Lebermann (1)
Business Address:                         P.O. Box 5339
                                          Austin, TX  78763
Present Principal Occupation:             President, Centex Beverage, Inc.
Citizenship:                              United States

Name:                                     Dora Lilly (3)(4)(5)
Business Address:                         Wilmington Trust Company
                                          Rodney Square North
                                          Wilmington, DE  19890
Present Principal Occupation:             Senior Financial Services Officer
Citizenship:                              United States

Name:                                     Stan L. McLelland (1)(2)(6)(7)(8)(9)(10)(11)(12)(13)(14)(15)
Business Address:                         530 McCullough Avenue
                                          San Antonio, TX  78215
Present Principal Occupation:             Executive Vice President and General Counsel, Valero Energy Corporation
Citizenship:                              United States

Name:                                     Larry N. Reed (9)(11)(13)
Business Address:                         530 McCullough Avenue
                                          San Antonio, TX  78215
Present Principal Occupation:             Vice President Engineering, Valero Transmission Company
Citizenship:                              United States

Name:                                     Rand C. Schmidt (14)
Business Address:                         530 McCullough Avenue
                                          San Antonio, TX  78215
Present Principal Occupation:             Corporate Secretary, Valero Energy Corporation
Citizenship:                              United States

Name:                                     Mark Stavinoha (6)(7)(8)(9)(10)(11)(12)(13)
Business Address:                         530 McCullough Avenue
                                          San Antonio, TX  78215
Present Principal Occupation:             Controller, Valero Transmission Company
Citizenship:                              United States

Name:                                     Joseph C. Theis (14)
Business Address:                         530 McCullough Avenue
                                          San Antonio, TX  78215
Present Principal Occupation:             Vice President, Valero Management Company
Citizenship:                              United States

Name:                                     Philip K. Verleger, Jr. (1)
Business Address:                         11 Dupont Circle NW, Suite 620
                                          Washington, DC  20036-1207
Present Principal Occupation:             Independent Economic Consultant and a Visiting Fellow at the
                                          Institute for International Economics
Citizenship:                              United States

Name:                                     Mack Wallace (2)
Business Address:                         900 One Congress Plaza
                                          111 Congress
                                          Austin, TX  78701
Present Principal Occupation:             Partner, Hughes & Luce
Citizenship:                              United States

Name:                                     Greg A. Wright (3)(4)(5)(14)
Business Address:                         530 McCullough Avenue
                                          San Antonio, TX  78215
Present Principal Occupation:             Vice President, Valero Management Company
Citizenship:                              United States

Name:                                     Martin H. Zolkoski (6)(7)(8)(10)(12)(13)
Business Address:                         1200 Smith, Suite 900
                                          Houston, TX  77002-4396
Present Principal Occupation:             Vice President, Valero Gas Marketing Company
Citizenship:                              United States

     "During the last five years, no person named above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     "During the last five years, no person named above was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."

Item 3.        Source and Amount of Funds or Other Consideration

     The information appearing in the fourth paragraph under "Item 3. Source and Amount of Funds or Other Consideration" of the Schedule 13D is hereby amended to read as follows:

     "As is more fully described in Item 4, below, the Board of Directors of Valero Energy Corporation ("VEC") approved a proposal to merge Valero Natural Gas Partners, L.P. ("VNGP, L.P.") with a wholly owned subsidiary partnership of VEC. The merger was approved and completed on May 31, 1994, and the Common Units which were publicly held have been converted into a right to receive cash in the amount of $12.10 per Common Unit."

Item 4.        Purpose of Transaction

     The information appearing under "Item 4. Purpose of Transaction" of the Schedule 13D is hereby amended to read as follows:

     "VNGP, L.P. is a limited partnership organized under the Delaware Uniform Limited Partnership Act. Pursuant to the terms of the Second Amended and Restated Partnership Agreement (the "Partnership Agreement") of VNGP, L.P., the limited partner interest in VNGP, L.P. was represented, immediately prior to the termination of the Preference Period described below, by Preference Units, which were registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and listed on the New York Stock Exchange (the "Exchange"), and by Common Units, all of which were held by subsidiaries of VEC and which theretofore were not registered under the Exchange Act or listed on the Exchange. On May 31, 1992, VNGP, L.P. paid a distribution on the Preference Units which, when aggregated with all prior distributions in respect of the Preference Units, resulted in the distribution of the Preferred Return (as defined in the Partnership Agreement) to holders of the Preference Units. The Partnership Agreement provides that upon distribution of the Preferred Return the Preference Period automatically terminates and each Preference Unit is converted automatically into and becomes one Common Unit. Accordingly, upon the termination of the Preference Period, the limited partner interest in VNGP, L.P. was represented entirely by Common Units. Effective June 1, 1992, the Common Units were for the first time registered under
Section 12 of the Exchange Act and listed on the Exchange. Pursuant to a letter dated June 5, 1992, from the Office of Tender Offers, Division of Corporation Finance, the staff of the Commission concurred that the ownership of the Common Units by VEC and its subsidiaries could be reported on Schedule 13G rather than Schedule 13D. On June 22, 1992, VEC and certain of its subsidiaries filed a Schedule 13G (the "Original Schedule") reporting their ownership of Common Units. The Original Schedule was amended by Amendment No. 1 to Schedule 13G, filed with the Commission on January 7, 1993 ("Amendment No. 1"). The Original Schedule and Amendment No. 1 were filed pursuant to the June 5, 1992 letter.

     "On October 16, 1993, the Board of Directors of VEC considered and approved a proposal pursuant to which VNGP, L.P. would merge with a wholly owned subsidiary partnership of VEC (the "Merger"). Accordingly, VEC and certain of its subsidiaries filed the Schedule 13D dated October 16, 1993, in connection with the proposal. At a meeting of the Board of Directors of VNGC held on October 17, 1993, such proposal was presented to the Board of Directors of VNGC in its capacity as general partner of VNGP, L.P. The Board of Directors of VNGC appointed a special committee consisting of three directors of VNGC who do not hold any other position with VEC, VNGC or their respective subsidiaries (the "Special Committee") to consider the proposal. VEC and the Special Committee reached an agreement concerning the proposed Merger, resulting in the execution of an Agreement of Merger dated December 20, 1993 among VNGP, L.P., VNGC, Valero Merger Partnership, L.P. and VEC (the "Merger Agreement"). Pursuant to the Merger Agreement, the Common Units held by persons other than VEC and its subsidiaries (the "Public Unitholders") were converted into the right to receive cash in the amount of $12.10 per Common Unit from VNGC. The merger contemplated by the Merger Agreement was approved by the Public Unitholders and completed on May 31, 1994. The Common Units held by subsidiaries of VEC have remained outstanding, the 1% general partner interest of VNGC in VNGP, L.P has remained outstanding and VNGP, L.P. is the surviving entity and is now a wholly owned subsidiary of VEC. Additionally, pursuant to the Merger Agreement, immediately following the merger VNGP, L.P. issued 9,711,919 additional Common Units to VNGC in consideration of VNGC's agreement to pay the cash amount payable to the Public Unitholders. The ownership of the Management Partnership and Subsidiary Operating Partnerships has remained unchanged, but as a result of the transaction, each is now an indirect wholly owned subsidiary of VEC.

     "In March 1994, VEC issued and sold an aggregate of 3,450,000 shares of its $3.125 Convertible Preferred Stock (the
"Preferred Stock"). VEC utilized the net proceeds from the issuance and sale of the Preferred Stock to fund the Merger.

     "As a result of the consummation of the Merger, VNGP, L.P. has become a wholly owned subsidiary of VEC. As the sole stockholder of VNGC, VEC has the corporate power to elect all of the directors of VNGC, which serves as General Partner of VNGP, L.P. The Board of Directors of VNGC currently includes three members who are not otherwise affiliated with VEC principally because of an Exchange requirement that entities whose securities are traded on the Exchange have an independent audit committee. As a wholly owned subsidiary of VEC following the Merger, VNGP, L.P. would no longer be subject to this requirement and VEC intends to restructure the VNGC Board so as to include only persons who are otherwise officers or employees of VEC or its subsidiaries.

     "VEC has no specific plans to sell or transfer any material part of the assets of VNGP, L.P., change the capitalization of VNGP, L.P., or make any other material change in its structure or its Partnership Agreement. However, VEC has commenced an evaluation of the organizational structure, distribution policy, capitalization and assets, and of the Partnership Agreement, of the Partnership and is likely to make changes commensurate with its position as sole stockholder of VNGC and sole owner of VNGP, L.P. Following the Merger, VEC anticipates that its principal business focus will be on maintaining the operations of its refinery and on improving and expanding the operations of VNGP, L.P. through capital additions and by taking advantage of business opportunities that benefit the business operations of VNGP, L.P. The Merger is expected to facilitate financing arrangements, including capital contributions and distributions, between VEC and VNGP, L.P. because the interest of the Public Unitholders will no longer require consideration. VEC has restructured the short-term credit lines of VNGP, L.P. by consolidating its revolving credit facilities with the revolving credit and letter of credit facilities of VNGP, L.P. into a single unsecured revolving credit and letter of credit facility at the VEC level.

     "The Merger will benefit VEC by eliminating the management time and costs associated with external reporting and disclosure.

The Common Units have ceased to trade on the Exchange and VEC expects that they will be delisted, and that the Common Units will be eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act. VEC reserves the right, commensurate with its position as sole beneficial holder of VNGP, L.P., to modify, amend or terminate the plans and proposals described above at any time or from time to time and to develop additional plans or proposals with respect to VNGP, L.P. or the Common Units."

Item 5.        Interest in Securities of the Issuer

     The information appearing under "Item 5. Interest in Securities of the Issuer" of the Schedule 13D is hereby amended to read in its entirety as follows:

     "VEC owns all of the issued and outstanding shares of capital stock of VNGC, VNGC Holding Company and Valero Management Company. VNGC owns all of the issued and outstanding shares of capital stock of VT Company, VH Company, VM Company, Rio Pipeline Company, Val Gas Company, Reata Industrial Gas Company, Valero Gathering Company, VLDC Company, V.H.C. Pipeline Company and Valero Industrial Gas Company. Each of the subsidiaries of VNGC mentioned in the preceding sentence and Valero Management Company owns or may be deemed to have shared voting power or shared disposition power with respect to the number of Common Units set forth in Item 11 on the cover pages attached hereto. Neither VEC, VNGC Holding Company nor VNGC directly owns any Common Units. There is no agreement or understanding between VEC, VNGC Holding Company, VNGC and such subsidiaries with respect to the voting or disposition of the Common Units; however, because of the above-described relationship between VEC, VNGC Holding Company, VNGC and the various subsidiaries identified herein, VEC, VNGC Holding Company and/or VNGC may be deemed for purposes of Rule 13d-3 under the Exchange Act, to share voting and/or investment power with respect to such Common Units. The filing of this Schedule 13D shall not be construed to affirm any sharing of voting or investment power with respect to such Common Units. VNGC Holding Company was incorporated on May 12, 1994. VNGC Holding Company is a wholly owned subsidiary of VEC, and its principal asset is the stock of VNGC.

     "(a) The aggregate number and percentage of Common Units beneficially owned by each reporting person named in Item 2 is as follows:

          Company Name                  Units      Percentage

Valero Energy Corporation. . . . .    18,486,538      100%
VNGC Holding Company . . . . . . .    18,448,457     99.8%
Valero Natural Gas Company . . . .    18,448,457     99.8%
VT Company . . . . . . . . . . . .     7,374,282     39.9%
VM Company . . . . . . . . . . . .       510,970      2.8%
VH Company . . . . . . . . . . . .       412,626      2.2%
Rio Pipeline Company . . . . . . .       214,051      1.2%
Val Gas Company. . . . . . . . . .       117,965      0.6%
Reata Industrial Gas Company . . .        42,552      0.2%
Valero Management Company. . . . .        38,081      0.2%
Valero Gathering Company . . . . .        25,210      0.1%
VLDC Company . . . . . . . . . . .        15,126      0.1%
V.H.C. Pipeline Company. . . . . .        14,476      0.1%
Valero Industrial Gas Company. . .         9,280      0.1%

     "(b) Each reporting person named in paragraph (a) above may be deemed to have shared power to vote and to dispose of the number of Common Units set forth opposite its name. See Item 5.

     "(c) Except as described in Item 4, there have been no transactions in the Common Units effected during the sixty days preceding the filing of this statement by any of the reporting persons named in Item 2.

     "(d) Not applicable.

     "(e) Not applicable.

     "As a result of the legal relationship among the reporting persons described in this Item 6, VEC, VNGC Holding Company and VNGC may be deemed to be beneficial owners of the number of Common Units on the respective cover pages of this statement.
The filing of this statement shall not be construed as an admission that any of VEC, VNGC Holding Company or VNGC is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of such Common Units."

                                SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              VALERO ENERGY CORPORATION
                              VNGC HOLDING COMPANY


Date: June     , 1994         By:  /s/ Stan L. McLelland

                                  Stan L. McLelland
                                  Executive Vice President and
                                    General Counsel

                              VALERO NATURAL GAS COMPANY
                              RIO PIPELINE COMPANY
                              VAL GAS COMPANY
                              REATA INDUSTRIAL GAS COMPANY
                              VALERO GATHERING COMPANY
                              VLDC COMPANY
                              V.H.C. PIPELINE COMPANY
                              VALERO INDUSTRIAL GAS COMPANY
                              VALERO MANAGEMENT COMPANY
                              VT COMPANY
                              VM COMPANY
                              VH COMPANY

                              By:  VALERO ENERGY CORPORATION, as
                                attorney-in-fact and agent


Date: June     , 1994         By:  Stan L. McLelland

                                  Stan L. McLelland
                                  Executive Vice President and
                                    General Counsel